U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[ ] Form 10-K   [ ] Form 11 -K   [X] Form 10-Q   [ ] Form N-SAR
For Period Ended: March 31, 1999

[ ] Transition Report on Form I0-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11 -K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

  Read Attached lnstruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the ltem(s) to which the notification relates:
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Part I - Registrant Information

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         Full Name of Registrant:    METROPOLITAN HEALTH NETWORKS, INC.

         Former Name if Applicable:  __________________________________________

         5100 Town Center Circle, Suite 560
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         Address of Principal Executive Office (Street and Number)

         Boca Raton Florida, 33486
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         City, State and Zip Code

                                       1

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Part 11 - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047L the following should be completed. (Check box, if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part     III - Narrative

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State below in reasonable  detail the reasons why the Form 10-K, 20-F, 11 -K,
I0-Q, NSAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

     The Form 10-QSB could not be filed within the prescribed time because of additional time required by Registrant's management to provide certain information and to complete its financial statements to be included in such Form 10-QSB.

                                       2


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Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification:

     Noel Guillama               561              416-9484
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        (Name)               (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes              [ ] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X] Yes              [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached Explanation.


                       METROPOLITAN HEALTH NETWORKS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



By:/s/ Noel Guillama            President,                     May 14, 1999
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         Noel Guillama          Chief Executive Officer